20170186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Steven N. Avruch
Biogen Inc.
steven.avruch@biogen.com

Re: Biogen Inc.
Incoming letter dated February 16, 2017

Dear Mr. Avruch:

This is in response to your letter dated February 16, 2017 concerning the shareholder proposal submitted to Biogen by Dignity Health et al. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Susan Vickers
Dignity Health
susan.vickers@dignityhealth.org

February 23, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Biogen Inc.
Incoming letter dated February 16, 2017

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Biogen may exclude the proposal under rule 14a-8(i)(7), as relating to Biogen's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Biogen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Biogen.

February 16, 2017

VIA E-MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Biogen Inc.*
Notice of Intention to Omit Proposal Submitted by Dignity Health and co-filers[1]

Ladies and Gentlemen:

Biogen Inc., a Delaware corporation ("Biogen"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), submits this letter with respect to the shareholder proposal and supporting statement (the "Proposal") submitted by Dignity Health and co-filers (the "Proponents") intended for inclusion in the proxy materials that Biogen intends to distribute for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials"). We hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") Division of Corporation Finance will not recommend any enforcement action if, in reliance on Exchange Act Rule 14a-8, Biogen omits the Proposal from its 2017 Proxy Materials.

In accordance with Exchange Act Rule 14a-8(j), we have undertaken the following actions:

- submitted this letter to the Commission no later than eighty (80) calendar days before Biogen intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponents.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit

[1] The following shareholders have co-filed the Proposal: Boston Common Asset Management, LLC; Domini Impact Equity Fund; Mercy Investment Services, Inc.; Northwest Women Religious Investment Trust; Sisters of St. Francis Charitable Trust; Trinity Health.

225 Binney Street, Cambridge, MA 02142 · Main 781-464-2000 · www.biogen.com

additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned pursuant to Exchange Act Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Ten Drugs." The text of the resolution contained in the Proposal is copied below:

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Biogen's view that it may exclude the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to Biogen's ordinary business operations.

III. Background

On October 21, 2016, Biogen received the Proposal, accompanied by a cover letter from Dignity Health dated October 20, 2016. In addition, we received a letter from State Street Global Services dated October 25, 2016 verifying Dignity Health's stock ownership as of October 20, 2016. Copies of the Proposal, cover letter and related correspondence are attached hereto as Exhibit A. In addition, the co-filers' submissions are attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Biogen's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g., Host Hotels &*

Resorts, Inc. (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]...be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a- 8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a- 8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

In this case, the Proposal delves much more deeply into the day-to-day affairs of Biogen than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. In this regard, the Proposal specifically calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016." The supporting statement likewise calls for detailed justifications of price increases regarding certain pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal focuses on the ordinary business matter of how and why Biogen makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal should be excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

A proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc.* (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a- 8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g., CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request focuses on ordinary business matters (*i.e.*, how and why Biogen makes specific pricing decisions regarding certain of its pharmaceutical products).

Finally, we note that the Staff has responded favorably to the foregoing analysis in a series of recent no-action letters it issued on February 10, 2017 in connection with proposals substantially identical to the Proposal. In allowing each proposal to be excluded, the Staff noted that "the proposal relates to the rationale and criteria for price increases of the company's top . . . selling branded prescription drugs in the last six years," and that accordingly it may be excluded as a matter relating to each company's ordinary business operations. *See Amgen Inc.* (Feb. 10, 2017) (permitting exclusion of a proposal substantially identical to the Proposal under Rule 14a-8(i)(7)); *Bristol-Myers Squibb Co.* (Feb. 10, 2017) (same); *Eli Lilly and Co.* (Feb. 10, 2017) (same); *Gilead Sciences, Inc.* (Feb. 10, 2017) (same); *Johnson & Johnson* (Feb. 10, 2017) (same); *Merck & Co., Inc.* (Feb. 10, 2017) (same); *Pfizer Inc.* (Feb. 10, 2017) (same); *Vertex Pharmaceuticals Inc.* (Feb. 10, 2017) (same).

Accordingly, consistent with the precedent described above, the Proposal should be excluded from Biogen's 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to Biogen's ordinary business operations.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Biogen excludes the Proposal from its 2017 Proxy Materials. If we can be of any further assistance in this matter, please do not hesitate to contact me at 781-464-5922, or Suzanne Murray, Corporation Counsel, at 617-914-4770.

Very truly yours,

Steven N. Avruch
Chief Corporation Counsel and Assistant Secretary

Enclosures

cc: Susan Vickers, RSM
VP Corporate Responsibility
Dignity Health

Lauren Compere
Managing Director
Boston Common Asset Management

Adam Kanzer
Vice President
Domini Impact Equity Fund

Donna Meyer, PhD
Mercy Investment Services

Deborah R. Fleming
Chair
Northwest Women Religious Investment Trust

Judith Sinnwell, OSF
Chair
Sisters of St. Francis Charitable Trust

Catherine Rowan
Trinity Health

Exhibit A

Dignity Health

185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

October 20, 2016

George A. Scangos, PhD.
Chief Executive Officer
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

Dear Dr. Scangos:

Dignity Health has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance (ESG) concerns fosters long-term business success. Dignity Health, a long-term investor, is currently the beneficial owner of shares of Biogen.

Dignity Health is submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Dignity Health is filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Dignity Health has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership will be sent to you upon request. Dignity Health is serving as lead filer on this proposal.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Best regards,

Sr. Susan

Susan Vickers, RSM
VP Corporate Responsibility
Dignity Health
415.438.5511
Susan.vickers@dignityhealth.org

Cc: Matthew Calistri
Senior Director, Investor Relations
Biogen

BIOGEN
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5% increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7% for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study, 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

STATE STREET GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

October 25, 2016

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from October 20, 2015 – October 20, 2016. The October 20, 2016 share positions are listed below:

Security	CUSIP	Shares
Biogen Inc	09062X103	19,560
Regeneron Pharmaceuticals	75886F107	18,160

Please let me know if you have any questions.

Regards,

Erin Rodriguez

Exhibit B

BOSTON COMMON
ASSET MANAGEMENT
84 State Street, Suite 940 | Boston, MA 02109

December 9, 2016

Ms. Susan Alexander
Executive Vice President, Chief Legal Officer and Corporate Secretary
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

Re: Shareholder Proposal on Disclosure Criteria Used for Price Increases

Dear Ms. Alexander:

Boston Common Asset Management, LLC is a global investment manager that specializes in sustainable and responsible global equity strategies. We seek long-term capital appreciation by investing in diversified portfolios of high quality stocks.

Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Boston Common currently manages over $2 billion as of September 30, 2016 with clients that are shareholders in Biogen. We currently hold 23,233 shares of Biogen common stock across our investment portfolios and 1,465 shares in the Boston Common U.S. Equity Fund.

We are a co-filer for this proposal. Dignity Health is the primary filer for this proposal. We would welcome a dialogue with Biogen on the topic of disclosure criteria used for price increases.

We would appreciate receiving a confirmation of receipt of this letter via email to lcompere@bostoncommonasset.com.

Sincerely,

Lauren Compere, Managing Director

Tel (617) 720-5557 Fax (617) 720-5665 Email invest@bostoncommonasset.com Web www.bostoncommonasset.com

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Domini.

December 14, 2016

Susan Alexander
Executive Vice President, Chief Legal Officer, Corporate Secretary
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

Via UPS

Re: *Shareholder Proposal Submission*

Dear Ms. Alexander:

I am writing to you on behalf of the Domini Impact Equity Fund, a long-term Biogen shareholder. As of September 30, the Fund held more than 20,000 shares.

Domini has been particularly pleased to hold Biogen due to its leadership in the development of multiple sclerosis drug treatments, which creates substantial long-term value for society and for investors. We have grown increasingly concerned, however, with pricing practices in the pharmaceutical industry, which do not appear to be justified by inflation or R&D costs and impose significant costs on our national healthcare system, as well as reputational risks for companies accused of price gouging. We have therefore decided to submit the attached shareholder proposal to place this issue on Biogen's formal agenda. We sincerely hope that we will be able to reach agreement to withdraw this proposal prior to the printing of Biogen's proxy statement.

The attached shareholder proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Biogen shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Biogen shares from our portfolio's custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We are joining Dignity Health, represented by Sister Susan Vickers, in submitting this proposal. Sister Susan will serve as primary point of contact for the filers. I would appreciate being copied on all correspondence related to this proposal.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Impact Equity Fund
Managing Director, Domini Impact Investments LLC

cc: Sr. Susan Vickers

Encl.

BIOGEN
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5% increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7% for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study, 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Domini.

December 27, 2016

Susan Alexander
Executive Vice President, Chief Legal Officer, Corporate Secretary
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

Via UPS

Re: Shareholder Proposal Submission

Attached, please find a letter from our custodian attesting to our ownership of the required number of shares to submit a shareholder proposal. We remain open to dialogue on the proposal and look forward to hearing from you.

Sincerely,

Adam Kanzer, Esq.
Managing Director
Director of Corporate Engagement & Public Policy
Domini Impact Investments LLC

STATE STREET.

December 21st, 2016

Adam Kanzer
Vice President
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Impact Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Impact Equity Fund, has continuously held shares of Biogen Inc. for more than one year in account 997 at the Depository Trust Company. As of December 14, 2016, State Street held 12,694 shares, all of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Biogen Inc.	12,694	12,694

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Vice President
State Street Global Services

November 10, 2016

Gregory A. Scangos, PhD.
Chief Executive Officer
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

Dear Dr. Scangos:

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Biogen, Inc.

Mercy requests that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Dignity Health is the lead filer; whose authorized representative is Sister Susan Vickers. She may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Donna Meyer, PhD
Mercy Investment Services
713-299-5018
dmeyer@mercyinvestments.org

cc : Susan Alexander, Secretary

BIOGEN

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5% increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7% for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study, 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON

November 10, 2016

Susan Alexander
Corporate Secretary
Biogen Inc.
225 Binney Street
Cambridge, MA 02142

Re: Mercy Investment Services Inc.

Dear Ms. Alexander,

This letter will certify that as of November 10, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 1,278 shares of Biogen Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Biogen Inc., and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

Sisters of Saint Joseph of Peace

PEACE CSJP

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248
425-467-5499 FAX 425-462-9760

November 7, 2016

George A. Scangos, PhD
Chief Executive Officer
Biogen, Inc.
225 Binney ST
Cambridge, MA 02124-1031

Dear Mr. Scangos,

As responsible investors we call on Biogen to examine the current price increases of its drugs in light of the Company's commitment:" to have the greatest impact on patients of any biotechnology company in the history of our industry." Does the cost of Biogen drugs limit access to life-saving medicines, particularly for economically challenged patients? Unsustainable drug prices not only present legislative, regulatory, reputational and financial risks to our Company, they threaten public health and the economy.

The Northwest Women Religious Investment Trust is co-filing the enclosed resolution with Dignity Health for inclusion in the 2017 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of November 7, 2016 the Northwest Women Religious Investment Trust held, and has held continuously for at least one year, 50 shares of Biogen, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Biogen, Inc. through the annual meeting in 2017.

For matters pertaining to this resolution, please contact Susan Vickers, RSM who represents Dignity Health, the primary filer of this resolution. Please copy me on all communications: Deborah Fleming Dfleming@CSJP-OLP.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl.: Verification of ownership
Resolution

Drug Pricing
2017 – Biogen, Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5% increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7% for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study, 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

November 7, 2016

To Whom It May Concern

This letter is to verify that the Northwest Women Religious Investment Trust owns fifty (50) shares of Biogen, Inc. common stock. Northwest Women Religious Investment Trust owned the required amount of securities on November 7, 2016 and has continuously owned the securities for at least twelve months prior to November 7, 2016. At least the minimum number of shares required will continue to be held through the time of the company's next meeting.

This security is currently held by U.S. Bank N.A. who serves as custodian for the Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co) at U.S. Bank, N.A. at DTC.

Sincerely,

Sheila Dellavedova

Sheila Dellavedova, Vice President
U.S. Bank Institutional Trust & Custody

SISTERS OF ST. FRANCIS CHARITABLE TRUST
3390 WINDSOR AVENUE
DUBUQUE, IA 52001
563-583-9786 EX. 6179

"AFFIRMING THE DIGNITY AND SUPPORTING THE CARE OF OUR ELDER SISTERS."

December 6, 2016

George A. Scangos, PhD.
Chief Executive Officer
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

Dear Dr. Scangos:

The Sisters of St. Francis Charitable Trust is committed to investment decision-making that is guided by environmental, social and governance criteria. We support and encourage implementation of best practices which address these issues, especially as practices impact the poor.

The Sisters of St. Francis Charitable Trust has been a shareholder in Biogen, Inc. continuously for more than one year holding at least $2,000 in market value. It will continue to hold the required number of shares for proxy resolutions through the date of the 2017 annual meeting of shareholders. A letter verifying ownership is being sent separately by our custodian, Wells Fargo Bank, NA.

In collaboration with Dignity Health, we are co-filing the enclosed resolution for inclusion in the 2017 proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the 2017 Annual Meeting as required by SEC rules. Dignity Health contact Susan Vickers, RSM, is authorized to act on our behalf.

Sincerely,

Judith Sinnwell, OSF

Judith (Judy) Sinnwell, OSF
Sisters of St. Francis Charitable Trust Chair

Cc: Resolution

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

WELLS
FARGO

Institutional Retirement and Trust
MAC F8311-023
104 W. 2nd Street
Suite 2A / 2nd Floor
Davenport, IA 52801-023

December 6, 2016

George A. Scangos, PhD.
CEO
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

To whom it may concern:

As custodian of their assets, the Sisters of St. Francis of Dubuque, Iowa have asked that Wells Fargo Bank, N.A. verify the holding of Biogen stock in their portfolio:

As of December 6, 2016 the Sisters of St. Francis of Dubuque, Iowa hold, and has held continuously for at least one year, 14 shares of Biogen stock.

Respectfully,

Lisa M. Schluensen

Lisa M. Schluensen
Vice President

Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 24, 2016

George A. Scangos, PhD.
Biogen, Inc.
225 Binney Street
Cambridge, MA 02142

Dear Dr. Scangos:

Trinity Health is the beneficial owner of over $2,000 worth of shares of Biogen, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We are submitting this proposal because of our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. Prescription drug pricing has become a significant social issue in our country, and one that could pose reputation and regulatory risks to our company.

The enclosed proposal is the same one as being filed by Dignity Health and the primary contact for the proposal is Sister Susan Vickers susan.vickers@dignityhealth.org

Sincerely,

Catherine Rowan

Catherine Rowan

enc

BIOGEN
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5% increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7% for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study, 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60603

Northern Trust

October 24, 2016

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 24, 2016 Northern Trust as custodian held for the beneficial interest of Trinity Health 10,888 shares of Biogen, Inc..

As of October 24, 2016 Trinity Health has held at least $2,000 worth of Biogen, Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603